The Chemours Company

1007 Market Street

Wilmington, Delaware 19899

June 15, 2015

VIA COURIER AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Chemours Company
Registration Statement on Form 10
File No. 001-36794
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Ingram:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, The Chemours Company (the “Company”) hereby requests that the effectiveness of its Registration Statement on Form 10 (File No. 001-36794) (the “Registration Statement”) be accelerated such that it be declared effective as of 5:00 p.m. on June 17, 2015.

The Company hereby acknowledges each of the following:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

Jay Ingram

Securities and Exchange Commission

June 15, 2015

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Very truly yours,

THE CHEMOURS COMPANY

By:	/s/ Mark Newman
Name:	Mark Newman
Title:	Senior Vice President and Chief Financial Officer